December 22, 2004

Mail Stop 0305

Hilary A. Rapkin, Esq.
Vice President and General Counsel
Wright Express Corporation
97 Darling Avenue
South Portland, Maine  04106

Re:	Wright Express Corporation
	Form S-1 filed November 23, 2004
      File No. 333-120679

Dear Ms. Rapkin:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with any artwork you intend to use prior to printing the red herrings. The artwork you present on the inside front cover of the prospectus should provide clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose or language that strays beyond a limited scope will not be appropriate inside the front cover. Refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

2. In an appropriate location in the document, please quantify the total consideration that Cendant expects to receive in connection with the disposition of its Wright Express subsidiary. Further explain, for example, that Cendant expects to receive more than $1.0 billion in proceeds, consisting of offering proceeds and other distributions from Wright Express related to the offering.
Explain
how "the other distributions" from Wright Express may potentially impact the proceeds received by Cendant.

3. Please explain why you have omitted the following information from
your document. In your explanation, tell us the status of, and quantify to the extent feasible, the following items:
``* The special dividend to Cendant;
* The cancellation of a receivable from Cendant;
* The approximate costs to incur for transitional services in the
12
month period following the closing of the offering;
* The term loan and revolving credit facility amounts you expect to enter into prior to the closing;
* Shares reserved for stock options, equity awards, future grants under the 2005 Equity and Incentive Plan, your 401(k) plan and your employee purchase plan;
* The description of the authorized capital stock, for example, the number of shares of common stock and preferred stock; and
* Executive officer compensation, summary compensation table and Cendant stock options on page 76.
Please revise your disclosure to reflect the above information in the next amendment, or as it becomes available.

4. We note from page 77 of the business section that no stock options were granted to your named executive officers during 2004. Please supplementally tell us if there were any stock options granted to employees or other officers during 2004. If there were grants, please provide both the exercise price and the amount of options granted.

Cover Page

5. Please revise to clarify that Cendant is offering 100% of its Wright Express stock in this offering.

Prospectus Summary, pages 1 - 7

6. The summary should provide investors with a clear, concise and coherent "snapshot" description of the most significant aspects of the offering. Where possible, please revise the summary to be more concise, and refrain from cutting and pasting lengthy sections from other parts of the document, such as the Business section.

Wright Express, page 1

7. Please revise the first page of the summary to provide a clearer picture of the corporate history of this company, including when it was formed, how it was formed, and to also make clear the business purpose of this offering. For example, you should disclose on the first page that you are a wholly owned subsidiary of Cendant, that Cendant is selling its entire ownership stake in this offering, and that you will receive no proceeds from this offering. Also consider relocating the Cendant disclosure on page 5 to the first page of the summary.

8. Tell us on what basis you are able to determine that you are "a leading provider of payment processing and information management services to the U.S. commercial and government vehicle fleet industry." Please provide supplemental support for this assertion and explain to us the criteria you applied to reach this conclusion.

Please 9. `explain to us why you provide five-year compound annual growth rates, alongside single-year revenue and net income levels on page 2. Also explain why the five-year growth rate for revenues is
26%, while you disclose on page 1 that the five-year growth rate for the "aggregate dollar value" of transactions processed for fleets is
22%; what is the difference between those two computations? How long has the company been in business, and why did you choose to disclose five-year compound growth rates, as opposed to the business growth based on some other time period? Please advise and consider revising to clarify these issues and/or place the more detailed financial information (i.e. compound annual growth rates) outside of the summary.

Relationship with Cendant, page 5

10. We note from the MD&A section on page 35 that Cendant has owned
Wright Express since March 2001, although Wright Express has been in
business since 1983.   Please also disclose those facts here.  The
fact that Cendant has not had any ownership or oversight over Wright
Express for most of its history might impact the significance of the transitional agreement and continuing business arrangements between
Cendant and Wright Express you discuss here.

Corporate information, page 6

11. Please revise to better explain the current corporate structure, and the history of the corporate structure. Consider including a chart to depict the corporate structure. We note your disclosure on page 55 in the "Our history" section, which is somewhat complex; nevertheless, some of those details should be explained here in the summary.

The offering, page 7

12. In the bullet point list at the bottom of page 7, please revise to disclose the weighted average exercise price per share of the shares issuable upon the exercise of equity awards to be issued in exchange for Cendant equity awards upon completion of the offering.

13. Please clarify whether the paragraph on page 8 relates to the bullet point list of exclusions listed at the bottom of page 7, or whether that paragraph relates to a separate exchange of Wright Express common stock for Cendant restricted stock units and stock options. In any case, revise the disclosure to be clear as to the manner in which you will determine the exchange ratio prior to the closing of the offering.

Summary Combined Financial Information, page 9

14. We note your presentation of the non-GAAP measures "net income margin" and "Total MasterCard purchase volume" in your Summary and Selected Financial Information. Please revise to delete these non-GAAP measures or revise your presentation of these measures to comply with all of the requirements of Item 10(e) of Regulation S-K. Note that we will not object to a discussion in MD&A of "MasterCard purchase volume" if management believes this measure is meaningful to an understanding of the Company`s results of operations for the periods presented and the discussion provided includes a discussion of why this measure is meaningful to an understanding of the Company`s results for the periods presented.

15. Please disclose your planned accounting treatment for the merger of Wright Express LLC and Wright Express Solutions and Technologies,
LLC into Wright Express Holding Corporation. Also, please confirm that Wright Express Holding Corporation has no material assets or operations prior to its merger with Wright Express LLC, or revise to include financial statements for this entity in the registration statement.

Risk Factors, page 12
16. Please remove the qualifying language from the introductory paragraph and clarify that you have included all material risks to your business and that are associated with this offering. All material risks should be described. If risks are not deemed material, please do not reference them.

Risks Relating to Our Company, page12

Our business and results of operations are dependent on several key strategic..., page 14

17. Please clarify the type of customers you serve in your top five strategic relationships. For example, are those relationships related to the agreements with major oil companies and fuel retailers you reference in the second paragraph? Also provide examples of the fleet customer, so that the reader can better understand the risk.

We are subject to extensive government regulation and oversight..., page 15

18. Please advise whether you believe you could contract with a third-party to provide credit to your customers on similar terms, and for a similar price, as you do through your Utah industrial bank, or whether the cost of that service would be higher, and discuss that in the risk factor if material. Furthermore, please discuss and to the extent feasible quantify the extent to which you use your ability to issue certificates of deposit to obtain financing. For what do you issue certificates of deposit? Please be clear on the benefits you reap from having access to an affiliated Utah bank, so that investors can better understand the risk.

We have benefited from being a subsidiary of much larger entities..., page 17

19. Please clarify the time period during which Avis Group
Holdings
was the parent company of Wright Express. If feasible and material, also quantify the growth experienced by the company as a subsidiary of both Avis and Cendant, specifying the time periods associated with that growth.

We will be required to pay Cendant for most of the tax benefits we receive..., page 18

20. Please disclose when you expect to realize the cash savings, and whether it will be all at once, or over a period of time. To the extent feasible, provide an estimate of the "substantial" payments you expect to make to Cendant under the tax receivable agreement and discuss the factors that dictate the timing of any payments under the tax receivable agreement.

Use of Proceeds, page 24

21. To the extent feasible, please be more specific as to the use of proceeds.

Dividend Policy, page 24

22. Please disclose the business purpose of the $19.9 million dividend paid to Cendant in 2004, and the business purpose of the special dividend to be declared to Cendant immediately prior to this offering.

23. We note the discussion on page 24 indicating that your new credit facility may contain restrictions regarding the Company`s ability to pay dividends. Please revise the notes to the Company`s financial statements to disclose the nature and significant terms of any dividend restrictions imposed by the new credit facility. Refer to the requirements of Rule 4-08(e) of Regulation S-X. Also, the discussion of "Dividend limitations and minimum capital requirements" on page 49 of MD&A should also be revised to include a discussion of these restrictions.

Unaudited pro forma combined financial statements, page 33

24. Please revise the introductory paragraph to the pro forma financial statements to include a brief description regarding the nature and terms of the various transactions that have been reflected in the pro forma financial information. Refer to the requirements of
Rule 11-02(b)(2) of Regulation S-X.


Notes to unaudited pro forma combined financial statements, page
34

25. We note that note 6 will reflect the adjustment to give effect to the tax receivable agreement with Cendant. Considering the disclosure on page 6 that you will be required to pay Cendant 85% of the amounts by which your income taxes are actually reduced and the actual amount and timing of any payments will vary depending upon a number of factors, please supplementally tell us and explain in Note
(6) how the proforma amount was determined.

26. We note that the unaudited pro forma combined financial statements include incremental costs that you expect to incur going forward. Please ensure the pro forma adjustments also include an adjustment to reduce expenses for services provided by Cendant and its affiliates that will be terminated in connection with your planned offering and for which you do not expect to incur continuing costs on a stand-alone basis. These adjustments must also be "factually supportable" as required by Rule 11-02(b)(6) of Regulation
S-X.

27. Refer to footnote (1) - We note that you plan to include in adjustment (1) "incremental costs that you expect to incur as a result of becoming a public company and your separation from Cendant". Please ensure that this adjustment includes only costs that are factually supportable and will have continuing impact on the
Company`s results of operations as required by Rule 11-02(b)(6) of Regulation S-X. Please note that in order to be considered "factually supportable" the Company must be contractually obligated to incur such costs. Also, the costs included in your pro forma adjustments should not include any one-time costs or special charges associated with the spin-off since these costs will not have a continuing impact on your results of operations. However, to the extent that you expect to incur costs in excess of those that are factually supportable or which will not have a continuing impact, these costs should be disclosed in the notes to your pro forma financial information.

28. We note from footnote (1) and disclosures provided elsewhere in the document that the Company plans to grant new options and performance-based restricted stock units immediately following the offering that will vest over a four year period. Please tell us and explain in the notes to the pro forma financial information and MD&A the number and terms of the options and restricted stock units that you plan to issue in connection with the offering. Also, tell us and disclose the amount of compensation expense that you expect to recognize in connection with the option grants and explain how this expected expense was calculated or determined.

29. Refer to footnote (7) - Please clarify in footnote (7) or the introductory paragraph to your pro forma financial information how this adjustment is directly attributable to the spin-off transaction as required by Rule 11-02(b)(6) of Regulation S-X.

30. Refer to footnote (8) - Please disclose in the introductory paragraph or footnote (8) the significant terms of the merger between
Wright Express LLC and Wright Express Holding Corporation and disclose the accounting treatment to be used for this transaction.

Management`s Discussion and Analysis, pages 35
General

31. We note in the transactions with current and past Cendant affiliates disclosure on page 88, that you are currently renegotiating certain terms of the arrangement with PHH Vehicle Management Services to provide co-branded payment processing and information management services to its fleet customers. To the extent there are expectations of any significant changes in amounts of revenue you will receive going forward, please include a discussion of this arrangement in the MD&A section.

Overview, page 35

32. Consider disclosing the geographic location of your business, corporate office, and employees. We note from various news reports that Wright Express is a leading southern Maine employer.

Results of operations, page 37

33. To the extent your increases in transactions processed are due to the addition or expansion of a strategic relationship that materially increased your revenue, please discuss those strategic relationships in greater detail.

34. We note that your disclosure regarding the increase in vehicles references a combination of factors contributing to the net increase;
however, you only disclose one reason, an increase in the average number of fleets for which you provided services. Please revise your statement to clearly discuss all of the reasons for the increase in vehicles.

Page 39

35. We note that your explanation of the decrease in the provision for credit losses between September 30, 2003 and September 30, 2004 includes the change in three components; charge-offs, accounts receivables balance and MasterCard credit losses. Please revise your explanation to include more specific reasons for the decrease in the provision, (specific accounts written off, past trends, increased customer delinquencies, etc.). Additionally, please discuss the reason for the overall decrease in the provision balance from December 31, 2003 particularly due to the fact that accounts receivable has increased approximately 50% since year-end.




Page 41

36. We note that your explanation of the increase in the provision for credit losses from December 31, 2002 to December 31, 2003 includes the change in three components; charge-offs, accounts receivables balance and MasterCard purchase volume. Please revise your explanation to include more specific reasons for the increase in the provision, (specific accounts written off, past trends, increased customer delinquencies, etc.).

Liquidity and Capital Resources, page 46

37. We note your disclosure that for almost all transitional services that will be provided, Cendant does not have the ability to terminate the provision of the services prior to the expiration date.
Please
specify either in this section or in the transitional agreement details on page 82, which services, if any, Cendant may be able to terminate prior to the expiration date. Also, discuss any potential adverse consequences to the Company should Cendant decide to terminate such services.

Market Risk, page 49

38. We note that you disclose historical fuel price sensitivity as a market risk. Additionally, we note that you are planning to enter into a credit facility prior to this offering. Please revise to disclose quantitative information about market risk with respect to your current and expected future exposure to interest rate risk. In this regard, we note that the Company pays interest expense on deposits, borrowed federal funds, and borrowings from affiliates.

Contractual Obligations, page 50

39. We note that your contractual obligations presented are as of September 30, 2004. Please revise your disclosure to also present contractual obligations as of December 31, 2003. See requirements in
Item 303(a)(5) of Regulation S-X.   Included in this disclosure
should be the mortgage loan purchase, sale and servicing agreement with Cendant.

Business, page 54
Our history, page 55

40. Please revise this section to be clearer as to the ownership of this company throughout its twenty-year history, and clarify that Cendant did not own Wright Express until March 2001, when it acquired it as part of Avis. Please advise, and revise as appropriate, to better explain the company`s history of ownership and organizational structure.


Management, pages 71-81

41. Please confirm that you will provide any and all missing information from this section, and its many subsections, with the next amendment, or confirm that it will be available prior to completion of the offering.

Directors and executive officers, page 71

42. We note that your amended and restated by-laws will provide for a classified board. Please revise here or in the composition of the board of directors section on page 73, to indicate which directors will belong to which class, and when the terms for each of the new classes of directors will expire. Also specify in which class of director the future independent directors will be placed.

Compensation of directors and executive officers, page 75
Executive officer compensation, page 76

43. We note your statement that the summary compensation table includes compensation paid directly by you as well as compensation paid by Cendant. Please revise to clarify how much of the compensation each company paid, perhaps in footnote disclosure. Furthermore, please clarify what you mean when you say all "material compensation" was paid or awarded "directly by Cendant" and reconcile that with your statement that the executive officers also received compensation from Wright Express.

``Employment Agreements, page 81

44. We note that you expect to enter into employment agreements with undisclosed named executive officers that will become effective subject to and upon completion of this offering. Please disclose whether you currently have any employment agreements with any of your named executive officers and whether there are any arrangements in place by which any named executive officer will receive any payment upon his or her retirement, resignation, and termination, or upon a change of control.

Certain Relationships and Related Party Transactions, page 82
Transitional Services Agreement, page 82

45. Please confirm that you will provide the omitted information in the next amendment, or that the information will be available prior to the completion of the offering.

Transactions with current and past Cendant affiliates, page 88

46. Tell us whether you considered filing any of the agreements you list as material contracts pursuant to Item 601(b) of Regulation
S-K
and provide a brief analysis for each agreement listed.

Principal and selling stockholder, page 91

47. Please provide all Item 403 disclosure, including the specific number of shares of Wright Express that Cendant and its subsidiaries own.

Shares Eligible For Future Sale, page 100

48. To the extent applicable, please expand your disclosure to include the amount of common equity (i) that is subject to outstanding options or warrants or (ii) that could be sold pursuant to Rule 144 or that you have agreed to register for sale. Refer to
Item 201(a)(2) of Regulation S-K.

49. Please quantify the amount of stock options and restricted stock grants you intend to issue pursuant to your 2005 Equity Incentive
Plan, and also quantify the number of shares that are subject to the lock-up agreements.

Underwriting, page 105

50. We note that Cendant currently anticipates that it will undertake a directed share program. Please supplementally provide us with all materials that you will provide to potential purchasers in this program and advise us, in detail, of how the program works. Also, clarify whether the shares issued in the directed share program will be subject to lock-up agreements and, if so, briefly describe the lock-up agreements. It is not clear from your description of the lock-up agreements whether all persons eligible to receive shares in the directed share program would be subject to the lock-up agreement.

51. Please disclose the customary arrangement fee and other fees you will pay J.P. Morgan Securities, Inc., or its affiliates, in connection with the new credit facility.

Where You Can Find Additional Information, page 109

52. Consider also disclosing whether you will make available your annual and quarterly reports through your Internet website, and disclose that website address.

Notes to Interim Combined Financial Statements (Unaudited)
Note 10. Related Parties, page F-13

53. We note that as of December 31, 2003, the Company`s potential exposure related to loans subject to FHLB recourse provisions was $12,317,000. Please tell us if as of September 30, 2004, any recourse exposure related to these loans remains. If so, please revise your disclosure and include in MD&A a discussion of any exposure remaining subsequent to the discontinuation of the mortgage loan purchase, sale and servicing agreement. Please disclose the dates the exposure extends to and the range of amounts you may be required to repurchase under the recourse provisions.
Audited Combined Financial Statements
Consolidated Balance Sheets

54. We note from the disclosures included elsewhere in the filing that the Company plans to pay Cendant a special dividend prior to the completion of the Company`s planned public offering. Please revise to include a pro forma balance sheet alongside the Company`s historic balance sheet for the most recent interim period presented giving effect to this special dividend but not any offering proceeds that will be required to pay this dividend. Additionally, if the special dividend to be paid exceeds the Company`s historical earnings for the latest year, please disclose pro forma earnings per share giving effect to the number of shares, which when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. Refer to the requirements of SAB Topic 1:B:3.

55. Please revise your consolidated balance sheets to provide separate disclosure of goodwill. Refer to the requirements of paragraph 43 of SFAS No.142.

56. We note that the Company has presented an unclassified balance sheet. Given the nature of the Company`s business operations, which appears to result in the generation of a large volume of short-term receivables and payables, it appears that information regarding the maturity and classification (i.e., short-term vs. long-term) of the
Company`s various categories of assets and liabilities would be relevant and useful to the users of the Company`s financial statements. Accordingly, please revise to include classified balance sheets for all periods presented.

Notes to Combined Financial Statements
Note 1. Nature of Business and Basis of Presentation, page F-21

57. We note the disclosure indicating that the Company has one reportable segment, which has one product group. Please tell us in further detail why you do not believe that the operations of your "direct" co-branded" and "private label" channels of operations do not represent separate reportable segments pursuant to SFAS No.131.
Similarly, please explain why you do not believe the operations of you bank subsidiary, Wright Express Financial Services Corporation, do not represent a separate reportable segment. As part of your response, please explain in further detail how the chief operating decision maker analyzes the Company`s financial results for purposes of assessing performance and allocating resources. We may have further comment upon receipt of your response.

Note 2.  Summary of Significant Accounting Policies
Off-Balance Sheet Financial Instruments, page F-22

58. We note that you include a discussion of off-balance sheet financial instruments. Please include in your discussion the loans sold with recourse and letters of credit. Additionally, please include disclosure of the fair values of all "on balance sheet" and off-balance sheet financial instruments (e.g., deposits, cash and
cash equivalents, accounts receivable, etc.).   See paragraph 10
of
SFAS No. 107.

Revenue Recognition, page F-26

59. We note that account servicing revenue is recognized "during the month the data is maintained or the report is delivered." Please revise your disclosure to clarify the meaning of "during the month the data is maintained," particularly in relation to the criteria required for recognizing revenue outlined in SAB 104. Additionally, please explain why certain account servicing revenues are recognized during the month data is maintained while other account servicing revenues are recognized when the report is delivered.

Recent Accounting Pronouncement, page F-28

60. We note you have disclosed EITF No. 03-1 as a recent accounting pronouncement that may impact your financial statements. Please revise to include a disclosure addressing the impact of all recently issued accounting pronouncements that may affect your financial statements, such as SFAS No. 149 or explain why these disclosures are not required.

Note 3. Reserve for credit losses, page F-28

61. Revise to include disclosure of the activity included in your reserve for credit losses during the period from March 1, 2001 to December 31, 2001. Refer to the requirements regarding Schedule II outlined in Rule 5-04 of Regulation S-X.

Note 6. Goodwill and Other Intangibles

62. We note the disclosure indicating that technology with a value of
$2,472 was amortized over a period of sixteen months. Please tell us and explain in Note 6 in further detail the nature of this technology. Also, please explain how you determined the useful life of sixteen months and explain why management believed this useful life was appropriate.

Note 8. Deposits

63. Please tell us and explain in Note 8 the facts and circumstances that resulted in the significant increase in mortgage escrow deposits form $403 at December 31, 2003 to $154,782 at September 30, 2004.





Note 11. Related Parties
Cendant Mortgage

64. Based on the disclosure of the amount of potential exposure related to loans subject to recourse provisions, it appears you sold loans to the FHLB during 2003. Please revise to disclose any gains or losses on the sales of those loans, as required in paragraph 13(d)
of SOP 01-6 or explain why you do not believe this is required.

65. We note the disclosure indicating that Cendant did not charge interest expense on amounts due from the Company during the periods presented in the combined financial statements. Given that no interest charges were made by Cendant during the periods presented, please revise to include an analysis of the inter-company activity between the Company and Cendant for each period presented in the Company`s combined statements of operations and disclose the average balance owed to Cendant during each of these periods. Refer to the requirements of SAB Topic 1:B:1, Question 4.

******

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Claire Lamoureux, Staff Accountant, at (202) 824-5663 or Linda Cvrkel, Branch Chief, at (202) 942-1936 if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Vega Losert, Attorney-Advisor, at
(202) 942-2931 or the undersigned at (202) 942-2936 with any other questions.


      Regards,


							Sara W. Dunton
							Branch Chief








cc: 	via facsimile (917) 777-2103
	Gregory A. Fernicola
      Nanda Monteiro
      Skadden Arps Slate Meagher & Flom LLP
      Four Times Square
New York, New York
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Wright Express Corporation Form S-1
December 22, 2004
Page 14